2017 Proxy Memo FirstEnergy Report on Stranded Assets Due to Climate Change

NAME OF REGISTRANT: FirstEnergy Corporation
NAME OF PERSON RELYING ON EXEMPTION: As You Sow
ADDRESS OF PERSON RELYING ON EXEMPTION: 1611 Telegraph Ave., Suite 1450, Oakland, CA 94612

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Item No. 10 on Hess Corporation 2017 Proxy Statement: Report on Climate Change Strategy FirstEnergy Corporation, Symbol: FE Filed by: As You Sow

FirstEnergy Corporation
Report on FirstEnergy’s Plans to Align Its
Business with Climate Change
Annual Meeting: May 16, 2017

SUMMARY

FirstEnergy is one of the largest utilities in the U.S., but its climate risk management is a “black box” to investors. As a result of extremely minimal disclosure from the company, investors do not currently have a means of understanding what FirstEnergy’s strategy is for decarbonizing and protecting investors from the risk of stranded coal assets. Indeed, with a recent effort to procure additional coal assets in West Virginia, it is unclear whether or how FirstEnergy plans to move away from coal and toward alternatives that are less exposed to climate risk and the ongoing energy transition.

RESOLVE CLAUSE

Shareholders request that FirstEnergy prepare a report, at reasonable cost and omitting proprietary information, disclosing its strategy for aligning business operations with the 2015 Paris Agreement’s goal of limiting global warming to a maximum of 2 degrees Celsius, while maintaining the provision of safe, affordable, reliable energy.

RATIONALE FOR A YES VOTE

1.	FirstEnergy lacks disclosure on climate risk, failing to provide critical information to shareholders.

2017 Proxy Memo FirstEnergy Report on Stranded Assets Due to Climate Change

2.
FirstEnergy’s continued focus on coal generation lags its peers and exposes the company to the risk that its generation assets may become stranded as policies and markets move to support low-carbon power generation.

3.
Conducting two-degree scenario analysis will provide FirstEnergy’s management, directors, and investors with critical tools to manage risk and adapt its business strategies and capital expenditures to be resilient under a variety of scenarios.

1.	FirstEnergy lacks disclosure on climate risk, failing to provide critical information to shareholders.

FirstEnergy’s climate disclosures are among the most scant of United States’ investor owned power utilities. A significant number of U.S. and global utilities now report their climate data and provide information on their assessment of climate risk through the Carbon Disclosure Project. FirstEnergy’s disclosures to CDP were significantly below many of its peers, with a “D” rating on responsiveness. While FirstEnergy publishes a sustainability report comprised primarily of general and vague statements on coal and carbon, its 2016 update resulted in FirstEnergy removing the only public discussion of the carbon projects it had in place for climate performance, so the Company has actually gone backwards just as the rest of the industry is forging ahead. Although FirstEnergy has established a target of 90% carbon reduction by 2045, it has not provided any information regarding its business strategy or capital expenditure plans that indicate a serious effort to reach that target.

2.
FirstEnergy’s continued focus on coal generation lags its peers and exposes the company to the risk that its generation assets may become stranded as policies and markets move to support low-carbon power generation.

Heavy reliance on fossil fuel generation exposes FirstEnergy to the risk that these assets may become stranded before the end of their useful lifespans due to public policies to keep global temperatures well below 2 degrees and changing market conditions in which low-carbon technologies such as wind, solar and energy storage are becoming increasingly cost effective.

The financial risks that FirstEnergy faces as a result of this ongoing energy transition are imminent and substantial. In fourth quarter of 2016, FirstEnergy reported an impairment charge of $9.2 billion as a result of the company’s determination that “the carrying value of long-lived assets of the competitive business were not recoverable.”1 These types of impairments represent the classic example of a stranded asset, i.e., an asset that becomes economically unviable before the end of its original expected useful life. Although FirstEnergy has sold or deactivated 6,770 MWs of its competitive portfolio since 2012, it maintains 13,162 MWs, 46.6% of which is made up of coal-fired capacity.

Indeed, FirstEnergy warns in its 10-K that there “is substantial uncertainty as to FES’ ability to continue as a going concern and substantial risk that it may be necessary for FES and FENOC” to file for bankruptcy.2 FirstEnergy is subject to continued risk and would benefit from developing a plan to align its business strategies with the market shifts and policies that are driving the energy transition in the utility sector.

1 FirstEnergy, Annual Report, Form 10-K, 4 (Feb. 2017).
2 Id. at 27-29.

2017 Proxy Memo FirstEnergy Report on Stranded Assets Due to Climate Change

Recent regulatory decisions are reflective of the market’s movement away from coal. Historically, utility regulators regularly granted rate increases requested by utilities for coal operations. However, in recent years, regulators have begun to frequently reject rate increases and permits for utility coal infrastructure, leaving the costs to shareholders. In this way, climate change is creating direct pressure on coal-centric utilities like FirstEnergy. For example, New York State Electric & Gas Corp’s Cayuga coal fired power plant retrofit was denied, leading to plant closure;3 Virginia rejected Appalachia Power’s request for a coal gasification plant like Kemper, saying the plant would “create an extraordinary risk that it cannot allow Virginia customers to assume;”4 New Mexico denied a rate hike that would have prolonged the life of its coal plants;5 Hawaii rejected an effort to expand the state’s only coal plant;6 Michigan denied the permits needed for a new coal plant;7 Ohio regulators initially rejected coal bailouts at AEP and FirstEnergy, agreeing only after significant concessions from the utilities including major investments in renewable energy, energy efficiency, and carbon reduction,8 but FERC then blocked the deals, and FirstEnergy settled for marginal, temporary financial support of the controversial coal plants.9

3.
Conducting two-degree scenario analysis will provide FirstEnergy’s management, directors, and investors with critical tools to manage risk and adapt its business strategies and capital expenditures to be resilient under a variety of scenarios.

This resolution would ensure that FirstEnergy adopts the tools and strategies necessary for crafting a strategic plan and allocating capital in a manner that is resilient to carbon transition risk. Two-degree scenario analysis is now recognized as an important foundation for credible, decision-useful climate disclosures. In December 2016, the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (TCFD) F released a set of draft recommendations for climate-related disclosures in financial filings.10 The TCFD framework includes recommendations that relate to the way companies consider the impact of climate change on their governance, risk management, and strategy, outlining metrics and scenarios firms should consider disclosing. The Task Force explicitly recommended that all companies “describe the potential impact of different scenarios, including a 2°C scenario, on the organization’s businesses, strategy, and financial planning.” It also includes more specific guidance for companies in the coal, electric utilities, and oil and gas sectors due to the unique vulnerabilities of these industries.11 The Task Force membership included major financial institutions such as BlackRock, JPMorgan, Moody’s, and auditors such as Ernst & Young and Deloitte.

3 http://www.ithacajournal.com/story/news/local/2016/02/23/denied-cayuga-power-plant-retrofitting/80807300/
4 Edwards, “Proposed coal plant denied”, Richmond Times-Dispatch, April 15, 2008. Available at: http://www.richmond.com/news/article_edb70433-c17c-5020-b6ee-475b9116c766.html.
5 St. Cyr, “PNM's Electricity Rate Increase Rejected”, Santa Fe Reporter, May 13, 2015. Available at: http://www.sfreporter.com/santafe/article-10372-pnms-electricity-rate-increase-rejected.html.
6 http://www.bizjournals.com/pacific/news/2017/01/05/hawaii-regulators-reject-coal-plants-expansion.html
7 Paulman. “Michigan regulators deny permit for proposed coal plant”, Midwest Energy News May 21, 2010. Available at: http://midwestenergynews.com/2010/05/21/michigan-state-agency-denies-permit-for-proposed-coal-plant/.
8 Knox, “Ohio regulators approve income guarantees for AEP and FirstEnergy”, Columbus Business First March 31, 2016. Available at: http://www.bizjournals.com/columbus/news/2016/03/31/ohio-regulators-approve-income-guarantees-for-aep.html; see also “FirstEnergy's electric security plan”, Ohio Public Utility Commission, March 31, 2016. Available at: http://www.puco.ohio.gov/puco/index.cfm/be-informed/consumer-topics/firstenergy-s-electric-security-plan/#sthash.SpVTbg7a.dpbs.
9 http://www.cleveland.com/business/index.ssf/2016/04/ferc_rejects_puco_approval_of.html
10 Recommendations of The Task Force on Climate Related Financial Disclosures (December 14, 2016).
11 Ibid. at 15, 19, 26.

2017 Proxy Memo FirstEnergy Report on Stranded Assets Due to Climate Change

Additionally, leading asset managers such as State Street Global Asset Managers and BlackRock have issued statements and reports highlighting the importance of managing climate risk. Moody’s Investor Services has signaled that it views the transition to a low carbon economy as a significant, near term risk for unregulated utilities. In June 2016, Moody’s announced that it would begin analyzing “carbon transition risk” on the basis of commitments established under the Paris Agreement.12 In addition to policy and regulatory uncertainty, Moody’s identified the issues of demand substitution and disruptive technology developments as key risks that must be examined to understand credit implications for companies.

CONCLUSION

Without additional disclosure, FirstEnergy’s investors have no way of gauging whether the Company has effective plans in place to align its business operations with an increasingly low carbon economy (including one in which global warming is arrested at less than 2 degrees warming); whether it meets its voluntary carbon goals; whether the methods are risky or sound; or how FirstEnergy’s strategies situate it with respect to its peers. FirstEnergy’s failure to successfully address recent market changes highlights the need for integrating better risk management tools and processes to ensure portfolio resilience. Conducting an analysis of the proposed and potential pathways for achieving the two-degree target, among others, will provide FirstEnergy and its investors with valuable information about the costs and financial risks associated with investing in particular types of reserves and resources.

FirstEnergy’s current lack of disclosure regarding its strategic planning, its substantial losses and impairments, and its precarious financial status warrant a vote FOR this resolution.

12 Moody’s Investor Services, “Moody’s To Analyze Carbon Transition Risk Based on Emissions Reductions Scenario Consistent with Paris Agreement.” (June 28, 2016).